Océ N.V.

St Urbanusweg 43 Venlo

P.O. Box 101

5900 MA Venlo

The Netherlands

June 21, 2005

Michele Gohlke, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	April 13, 2005 Comment Letter and May 9, 2005 Response Letter Océ N.V.

Annual Report on Form 20-F for the fiscal year ended November 30, 2004

File No. 000-13742

Dear Ms. Gohlke:

Reference is made to your letter dated April 13, 2005 regarding the Securities and Exchange Commission’s (the “SEC”) review of our Annual Report on Form 20-F for the fiscal year ended November 30, 2004 and our response letter dated May 9, 2005. In connection with responding to the SEC’s comments, we acknowledge that:

(a) Océ N.V. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

(b) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Michele Gohlke, Esq.

June 21, 2005

Please contact the undersigned or our counsel at Reed Smith, Arlie Nogay (412.288.4594) or Hannah Frank (412.288.7278) if you have any additional questions or comments.

Very truly yours,

Océ N.V.

By:	/s/ J.T.M. van Bergen
J.T.M. van Bergen
Secretariat of the Company

cc:	Arlie R. Nogay

Hannah T. Frank